EXHIBIT 23.1

Independent Auditors’ Report and Consent

The Board of Directors
Infosys Technologies Limited

We consent to incorporation by reference in the registration statement (No. 333-32196) on Form S-8 of Infosys Technologies Limited of our report dated April 13, 2004, relating to the consolidated balance sheets of Infosys Technologies Limited as of March 31, 2004, and 2003, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2004, and the related Financial Statement Schedule, which report appears in the March 31, 2004, annual report on Form 20-F of Infosys Technologies Limited.

Manchester, UK	KPMG LLP
May 6, 2004